FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2020

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

SIGNIFICANT EVENT

Enel Américas S.A.

Securities Registration Record No. 175

Santiago, December 18, 2020

Ger. Gen. No 28/2020

Mr. Joaquín Cortez Huerta

Chairman

Financial Market Commission

Av. Libertador General Bernardo O’Higgins N°1449

Santiago, Chile

Ref: Significant Event

Dear Sir,

In accordance with articles 9 and 10, paragraph two, under Securities Market Law No. 18,045, and as established under General Norm No. 30 of the Financial Market Commission, I, duly authorized and in representation of Enel Américas S.A. (“Enel Américas” or “the Company”), hereby inform you the following Significant Event:

At an Extraordinary Shareholders Meeting held today (the “Meeting”), the ' 'Company's shareholders approved the merger by incorporation of EGP Américas SpA (“EGP Américas”) into Enel Américas (the “Merger”). As a result, Enel Américas will acquire all the assets and liabilities of EGP Américas and succeed in all its rights and obligations. It will allow the Company to control and consolidate the ownership of the business and the unconventional renewable energy generation assets that Enel Green Power S.p.A. uses and owns in Central and South America (except Chile). Furthermore, the Merger was approved as an operation with related parties governed by Title XVI of the Law on Limited Liability Corporations. In addition, all proposed statutory changes to make the Merger feasible were approved, including the elimination of articles under Title XII of Decree Law 3,500, particularly the article that establishes that a shareholder may not concentrate more than 65% of the voting capital in Enel Américas, with the exception of those related to the Investment and Financing Policy that, as proposed by the Board of Directors, shall remain in force. The aforementioned statutory amendments shall become effective together with the Merger.

The Merger is subject to compliance with certain conditions precedent agreed by the Board, detailed in the Merger Terms and Conditions available on the Company’s website: www.enelamericas.com. Once compliance with the approved conditions precedent has been verified, Enel Américas and EGP Américas will issue the same and unique declarative public deed, announcing compliance with these conditions (the “Public Deed of Compliance with Merger Conditions”), which must be recorded in addition to the corporate registration of EGP Américas and Enel Américas in the Commerce Register of the Santiago Property Registration Administrator. The Merger shall become effective on the first day of the month following the date on which the Public Deed of Compliance with Merger Conditions is issued, unless the Public Deed of Compliance with Merger Conditions is issued after March 31, 2021, in which case the date on which the Merger becomes effective shall be the day following the date of issuing the Public Deed of Compliance with Merger Conditions.

In order to carry out the Merger, the Meeting approved increasing Enel Américas’ capital by US$6,036,419,845, by issuing 31,195,387,525 new common registered shares, all of the same series and with no par value, which will be fully subscribed and paid from the incorporation of the assets of EGP Américas, as an absorbed company, once the Merger becomes effective. For this purpose, 0.41 Enel Américas shares shall be awarded for each EGP Américas share belonging to the sole shareholder of the latter, without considering share fractions.

Finally, pursuant to article 69 of Law No. 18.046 on Limited Liability Corporations, shareholders who do not agree with the Merger Agreement shall have the right to withdraw from Enel Américas, prior payment by the last of the value of their shares. The details on how to exercise the right of withdrawal, its price and the methods of payment of the price will be informed in a notification published in El Mercurio, a Santiago newspaper, and on Enel Américas’ website (www.enelamericas.com). In addition, it will be informed to all entitled shareholders by written communication delivered to the domicile registered with Enel Américas.

Yours truly,

Maurizio Bezzeccheri

Chief Executive Officer

Enel Américas S.A.

cc.:       Banco Central de Chile (Central Bank of Chile)

Bolsa de Comercio de Santiago (Santiago Stock Exchange)

Bolsa Electrónica de Chile (Chilean Electronic Stock Exchange)

Banco Santander Santiago - Representante de Tenedores de Bonos (Local Bondholders Representative)

Depósito Central de Valores SA (Central Securities Depositary)

Comisión Clasificadora de Riesgo (Risk Classification Commission)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Maurizio Bezzeccheri
--------------------------------------------------

Title: Chief Executive Officer

Date: December 18, 2020